SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         April 2006

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: July 12, 2006	By: /s/ Albert Longo Albert Longo Corporate Secretary

EXHIBIT INDEX

1.	Appendix 3B dated April 5, 2006

2.	Form 605 dated April 7, 2006

3.	Press Release dated April 10, 2006

4.	Form 603 dated April 10, 2006

5.	Form 603 dated April 10, 2006

EXHIBIT 1

EXHIBIT 2

EXHIBIT 3

EXHIBIT 4

EXHIBIT 5

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	79,545,455 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	44 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 April 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	243,657,299 24,717,411	Ordinary (ALD) Options (ALDO)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,000,000	Options expiring 31 Dec 2006 exercisable at $0.25
		3,100,000	Options expiring 31 Dec 2008 exercisable at $0.50
		4,000,000	Options expiring 30 June 2007 exercisable at $0.30
		2,000,000	Options expiring 30 June 2007 exercisable at $0.40

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 5 April 2006

Print name: DAVID LYMBURN...

== == == == ==

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Allied Gold Limited

ACN/ARSN: 106 855 067

1. Details of substantial holder(1)

Name: Westpac Nominees Limited

ACN/ARSN (if applicable):

The holder ceased to be a substantial holder on: 06/04/2006

The previous notice was given to the company on: 07/02/2006

The previous notice was dated: 06/02/2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
6 April 2006	WF Asian Smaller Companies Fund Limited	Current holding is less than 5% leading to cessation as a Substantial Holder	Passive change in shareholding due to increase in outstanding issued shares to 243,657,000 shares	8680000 Ordinary Shares	8,680,000

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
WF Asian Smaller Companies Fund Limited	17/F Crocodile House 1, 50 Connaught Road Central, Hong Kong

Signature

For and on behalf of
WF ASIAN SMALLER COMPANIES FUND LIMITED

print name

capacity Annie Lai - Chief Financial Officer

sign here *Authorized Signature(s)*

date 07 April/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ALLIED GOLD LIMITED

10 April 2006

Australian Stock Exchange
Company Announcements Office

Approval of Project Finance Facility for Simberi Oxide Project

Allied Gold has today agreed and accepted the terms of a Credit Approved Project Finance Facility for the Simberi Oxide Gold Project, arranged by RMB Resources Limited.

Establishment of this Facility is another significant milestone in the development of the Simberi Oxide Gold Project, and in conjunction with equity funds already secured, completes the project financing package.

The Facility is for loan funds of up to US$25 million plus a hedging facility of up to 250,000ozs. The mandatory hedging component is approximately 150,000ozs which represents 21% of the project mineable reserves and resources. The term of the loan is until 31 December 2011.

Security for the Facility will comprise charges over the Simberi Oxide Project assets as well as a guarantee from Allied Gold Limited. Exploration properties not forming part of the Simberi Oxide Gold project will not be specifically encumbered, importantly enabling the Company to continue to explore and develop other project areas.

The Company and RMB Resources Limited will now together work through the remaining conditions precedent including full documentation.

For further information please contact

Mr Wayne Loxton
Managing Director
+61 8 9353 3638

NEWS

• RELEASE •

Monday 10 April, 2006

ALLIED COMPLETES PNG GOLD PROJECT

FINANCING WITH A$34M CREDIT FACILITY

Allied Gold Limited ("ALD") has secured a US$25 million (A34.3 million) loan facility to complete its project financing package for the Company's Simberi Oxide Gold Project, offshore Papua New Guinea.

Allied announced today the loan funds, together with a hedging facility of up to 250,000 ounces of gold, had been secured through RMB Resources Limited.

The loan facility is in addition to a total of more than A$50 million raised in new capital by Allied Gold this year to take Simberi through to project commissioning in the first half of next year.

"The financial package includes a mandatory hedging component of 150,000 ounces which represents 21% of Simberi's current known mineable reserves and resources," Allied Gold Managing Director, Mr Wayne Loxton, said today.

"Establishment of the RMB loan is another milestone in the development of our project and in conjunction with the equity funds already secured, now completes the financing package," Mr Loxton said.

In February this year, Allied placed 25 million ordinary shares at an issue price of A$0.40 cents per share to predominantly UK based investors, institutions and fund managers to raise A$10 million. In the second part of the capital raising, just completed, Allied placed a further 94.7 million shares at A$0.44 each, taking the total number of Allied shares on issue to 243 million.

Allied will next month become one of the first companies with a new, previously undeveloped mining project in Papua New Guinea, to dual list on London's Alternative Investment Market and ASX.

"The term of the loan announced today is until 31 December, 2011, with security for the loan a charge over the project assets and a guarantee from Allied Gold," Mr Loxton said.

issued through
FIELD PUBLIC RELATIONS PTY LTD ABN 74 008 222 311
231 South Road, MILE END SA 5031
Ph: 08 8234 9555 Fax: 08 8234 9566
admin@fieldpr.com.au

"Exploration properties not forming part of the Simberi Oxide Gold Project are not specifically encumbered, which is important as it enables the Company to continue to explore and develop other project areas in our Island tenements."

Pre-development earthworks and the establishment of infrastructure for the mining of the Simberi Oxide deposits has commenced.

Allied's currently identified oxide gold mining project Ore Reserves and Mineral Resources within designed pits at Simberi total **17.1 million tonnes at 1.30 g/t gold for 712,000 ounces.** Total Mineral Resources on Simberi Island currently comprise 46.8 million tonnes at 1.51 g/t gold for 2.27 million ounces. Simberi Island is located 60 kms to the northwest of Lihir Island.

MEDIA CONTACTS:

Wayne Loxton
Allied Gold Limited
(08) 9353 3638
0419 833 090

Kevin Skinner
Field Public Relations
08 8234 9555
0414 822 631

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Allied Gold

ACN/ARSN:

1. Details of substantial holder (1)

Name: M&G Investment Funds (3)

ACN/ARSN (if applicable):

The holder became a substantial holder on 06/04/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary NPV Shares	23,633,525	23,633,525	9.69%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
M&G Investment Funds (3)	Power to exercise or control the exercise of, a right to vote attached to the securities. Power to dispose of, or control the exercise of a power to dispose of, the securities.	Ordinary NPV Shares 23,633,525

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
M&G Investment Funds (3)	Nortrust Noms Ltd A/C MKK01	Nortrust Noms Ltd A/C MKK01	23,633,525

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
M&G Investment Funds (3) (Nortrust Noms Ltd A/C MKK01)	22-FEB-06	507,518.00		1,100,000
	24-FEB-06	612,122.07		1,326,720
	27-FEB-06	33,809.93		73,280
	01-MAR-06	361,906.17		767,710
	09-MAR-06	239,917.60		520,000
	13-MAR-06	13,380.02		29,000
	14-MAR-06	61,497.34		133,290
	16-MAR-06	359,426.23		782,939
	16-MAR-06	23,069.00		50,000
	17-MAR-06	41,785.24		91,561
	20-MAR-06	251,497.24		550,000
	21-MAR-06	55,626.33		121,890
	22-MAR-06	130,984.06		287,016
	23-MAR-06	301,201.50		666,594
	24-MAR-06	181,932.41		403,085
	27-MAR-06	34,641.11		76,750
	28-MAR-06	24,232.98		53,690
	29-MAR-06	273,819.00		600,000
	06-APR-06	7,040,000.00		16,000,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Funds (3)	Laurence Pountney Hill, London EC4R 0HH, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name	Lara Shitta-Bey	capacity	Notifiables Administrator
sign here	Lara Shitta-Bey	date	10/04/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Allied Gold
ACN/ARSN	

1. Details of substantial holder (1)

Name	M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc
ACN/ARSN (if applicable)	

The holder became a substantial holder on 06/04/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary NPV Shares	23,633,525	23,633,525	9.69%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Prudential plc, M&G Investment Management Limited, M&G Limited, M&G Group Limited	Power to exercise or control the exercise of, a right to vote attached to the securities. Power to dispose of, or control the exercise of a power to dispose of, the securities.	Ordinary NPV Shares 23,633,525

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Prudential plc, M&G Investment Management Limited, M&G Limited, M&G Group Limited	Nortrust Noms Ltd A/C MKK01	Nortrust Noms Ltd A/C MKK01	23,633,525

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Prudential plc, M&G Investment, Management Limited, M&G Limited, M&G Group Limited (Nortrust Noms Ltd A/C MKK01)	22-FEB-06	507,518.00		1,100,000
	24-FEB-06	612,122.07		1,326,720
	27-FEB-06	33,809.93		73,280
	01-MAR-06	361,906.17		767,710
	09-MAR-06	239,917.60		520,000
	13-MAR-06	13,380.02		29,000
	14-MAR-06	61,497.34		133,290
	16-MAR-06	359,426.23		782,939
	16-MAR-06	23,069.00		50,000
	17-MAR-06	41,785.24		91,561
	20-MAR-06	251,497.24		550,000
	21-MAR-06	55,626.33		121,890
	22-MAR-06	130,984.06		287,016
	23-MAR-06	301,201.50		666,594
	24-MAR-06	181,932.41		403,085
	27-MAR-06	34,641.11		76,750
	28-MAR-06	24,232.98		53,690
	29-MAR-06	273,819.00		600,000
	06-APR-06	7,040,000.00		16,000,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
M&G Limited	Has more than 20% of the voting power in or controls M&G Investment Management Limited.
M&G Group Limited	Has more than 20% of the voting power in or controls M&G Investment Management Limited.
Prudential plc	Has more than 20% of the voting power in or controls M&G Investment Management Limited.
M&G Investment Management Limited	Wholly owned subsidiary of the other substantial holders.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Management Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Group Limited	Laurence Pountney Hill, London EC4R 0HH, England
Prudential plc	Laurence Pountney Hill, London EC4R 0HH, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name	Lara Shitta-Bey	capacity	Notifiables Administrator
sign here	Lara Shitta-Bey	date	10/04/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.